2270 PLATT LLC

a Michigan limited liability company

Regulation Crowdfunding 2020 Annual Report

For Class B Unitholders

MANAGEMENT DISCUSSION AND ANALYSIS

2270 Platt is still in the pre-development phase. Site Plan Approval from city of Ann Arbor was granted in October 2020. The company, as expected, has not recognized any revenue to date. Construction will commence in Q2 2021 and revenue from lot sales is expected in Q2 2022. The housing market in Ann Arbor maintained record levels in 2020, and has gotten even stronger in 2021. Sources of capital for the project include private investment, crowdfunding, and bank financing.

COMPANY RISKS

Need for additional financing

In order to finance the construction of the Project, the Company is looking to raise $2,599,832 in additional equity financing for the Project outside of this Offering, in addition to a $499,000 capital contribution by the managers of the Company. The Company also plans to take on long term debt to cover the difference between the total estimated Project costs of $10,620,119 and the total financing raised through this Offering and other sources. If the Company's gross proceeds from this Offering and other financing sources do not cover estimated Project costs, completion of the Project may be delayed indefinitely or cancelled, jeopardizing the Company's ability to make equity distributions to Investors, or possibly resulting in a total loss of investment for the Investors.

No operating history

The Company was formed in February 2019 and has no previous operating history or past financial information. The Company has not generated any income to date. The Project is currently in an early phase of construction and is not generating rental income. Due to the Company's lack of operating history and the development status of the Project, the Company is unable to forecast its income with any assurance of accuracy. Therefore, we cannot provide any assurance that the Company will be able to achieve projected income levels or projected equity distributions to Investors.

Unpredictability of future revenues; Potential fluctuation in operating results

Because the Company has no operating history, the ability to forecast revenues is limited. The Company's future financial performance and operating results may vary significantly from projected amounts and fluctuate substantially from quarter to quarter due to a number of factors, many of which are likely to be outside of the Company's control. These factors, each of which could adversely affect results of operations, include:

- Actual expenses could be in excess of projected expenses;
- The Company may not be able to sell the lots on the Property at a price that is above its purchase and development costs;
- Changes in the demand for or supply of competitive properties;

- Environmental controls and other governmentally imposed restrictions;
- Changes in state or local tax rates and assessments;
- Changes in general or local economic conditions and acts of God or other calamities;
- The Company's ability to attract, train and retain qualified personnel;
- Change in federal or state laws and regulations;
- Loss of key business partners.

The projections of the Company's future expenses are based upon assumptions as to future events and conditions, which the Company believes to be reasonable, but which are inherently uncertain and unpredictable. The Company's assumptions may prove to be incomplete or incorrect, and unanticipated events and circumstances may occur. Due to these uncertainties and the other risks outlined herein, the actual results of the Company's future operations can be expected to be different from those projected, and such differences may have a material adverse effect on the Company's prospects, business or financial condition. Any projections that were prepared or provided by the Company were not prepared with a view toward public disclosure or complying with the published guidelines of the American Institute of Certified Public Accountants or the Securities Exchange Commission regarding projected financial information. Under no circumstances should such information be construed to represent or predict that the Company is likely to achieve any particular results.

Existing and potential litigation

Although management is unaware of any threatened or pending litigation against the Company or management, there can be no assurance that future claims will not be asserted and that, even if without merit, the cost to defend against such claims would not be significant, thus having a material adverse effect on the Company's business, financial condition and results of operations. The Company has never filed any lawsuit against any other person or entity, or been the subject of a lawsuit.

Control of the Company

The managers comprising the Company's management team will have sole management authority over the business and affairs of the Company, regardless of the opposition of Investors to pursue an alternate course of action. Investors will have no right to vote with respect to the management or to participate in any decision regarding management of the Company's business, other than the situations provided for in the Operating Agreement. On matters subject to a member vote, the Investors will represent a minority interest in the Company and may be overruled by the majority holding a majority in interest of the outstanding units of the Company.

The Company is obligated to indemnify its management

Executive officers and managers of the Company owe certain duties to the Company they serve in connection with the use of its assets. Executive officers and managers are fiduciaries, and as such are under obligations of trust and confidence to the Company and owners to act in good faith and for the interest of the Company and its owners, with due care and diligence. Notwithstanding the foregoing, the Company is obligated to indemnify officers and managers of the Company for actions or omissions to act by such officers and managers of the Company on behalf of the Company that are authorized under the organizational documents of the Company. In addition, an officer may be entitled to advancement of expenses they may incur associated with or in defense of charges, claims or legal action arising from such person's position as an officer or manager of the Company, which could result in a decrease in the assets available for Investors in certain circumstances. The assets of the Company will be available to satisfy these indemnification obligations. Such obligations will survive dissolution of the Company. There are very limited circumstances under which the management of the Company can be held liable to the Company. Accordingly, it may be very difficult for the Company or any Investor to pursue any form of action against the management of the Company.

No audited financial statements

While the historical financial statements provided in the Offering Materials has been reviewed by an independent accounting firm, this information has not been audited and there is no assurance that the Company will have its financial statements audited in the future.

The Company may not obtain sufficient insurance coverage

The cost of insurance policies maintained by the Company to protect the Company's business and assets could increase in the future. In addition, some types of losses, such as losses resulting from natural disasters, generally are not insured because they are uninsurable or it is not economically practical to obtain insurance to cover them. Moreover, insurers recently have become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, this could have a material adverse effect on the Company's business, results of operations and financial condition.

Certain actions by members could result in the loss of the limited liability protections of the Company

The liability of each Member will be limited assuming compliance with the laws of each jurisdiction where the Company operates and assuming compliance with the Operating Agreement and applicable formative and qualification requirements in the State of Michigan. However, if a Member participates in the control of the business of the Company, such Member may be held liable for Company obligations to the same extent as a Manager.

Continuity of the manager

The Company relies exclusively on the expertise and experience of the managers of the Company. The loss of managers, or the Sponsor, whether by death, disability, or through some other cause, could materially and adversely affect the development of the Property, and the Company's business, financial condition, and operations. There can be no assurance that the Company would be able to attract additional qualified managers. The failure to attract and retain a successor manager could materially and adversely affect the Company's business, financial condition and results of operations.

General real estate industry risks

The Company will be subject to all the risks inherent in developing and investing in real estate assets. A major risk of owning real estate is the possibility that the Project will not generate sufficient income to meet expenses, including debt service or other required payments, or will decrease in value. Additional risks may include, without limitation, general and local economic and social conditions, the supply and demand for comparable properties, energy shortages and costs, declines in neighborhood Project values, changes in tax, zoning, building, environmental and other applicable laws, real Project tax rates, changes in interest rates and the availability of mortgage funds which may render the sale of properties difficult or unattractive. Such risks also include fluctuations in operating expenses which could adversely affect the value of the Project. These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development activities once undertaken, any of which could have an adverse effect on the Company.

Environmental liabilities

Federal, state and local laws may impose liability on a property owner for releases, or the otherwise improper presence on the premises, of hazardous substances without regard to fault or knowledge of the presence of such substances. A property owner may be held liable for environmental releases of such substances that occurred before it acquired title and that are not discovered until after it sells the property. If any hazardous substances are found at any time on or around the Property, the Company may be held liable for all cleanup costs, fines, penalties and other costs regardless of whether it owned the Property when the releases occurred or the hazardous substances were discovered.

Impact of government regulation

Government authorities at all levels are actively involved in the promulgation and enforcement of regulations relating to land use and zoning restrictions, environmental protection and safety and other matters affecting the ownership, use and operation of the Property. Regulations may be promulgated which could have the effect of restricting or curtailing usages of existing structures, or requiring that such structures be renovated or altered in some manner. The enforcement of such regulations could have the effect of increasing the expenses, and lowering the income or rate of return, as well as adversely affecting the value, of the Property owned by the Company.

Title and survey matters

The Property is subject to various matters affecting title, including but not limited to, zoning ordinances, building codes and the matters set forth on the title commitments and surveys. Such matters may include, for example, easements, declarations, restrictions and other limitations on the right of the Company to use the Property. In addition, other issues that are not disclosed by the title commitments or the surveys may affect title. In connection with the acquisition of the Property, the Company will obtain title insurance. In the event that a known or new matter arises with respect to any of the Property, however, there is no guaranty that the title insurance will sufficiently protect the Company against all title issues affecting the Property, that the title company will pay any claim, that the title insurance is sufficient to cover any damages, or that the Company will not incur costs in making a title insurance claim.

Sale of the Property

The proceeds realized from potential sales of the lots on the Property will be distributed to the Company and then by the Company among the Investors in accordance with their respective ownership, but only after payment of the Senior Loan (and any other loans) and satisfaction of the claims of other third-party creditors. The ability of any Investor to recover all or any portion of its investment will, accordingly, depend on the amount of net proceeds realized from such sale and the amount of claims to be satisfied therefrom. There can be no assurance that the Investors will receive any proceeds from sale of the Property. In addition, since the Property is comprised of a total of 96 separate lots, the length of time required for each of the lots to sell is unknown at the time of this Offering. The return on investment for the Investors will be materially impacted if some or all of the lots take longer than expected to sell, or are not sold at all.

Competition from other properties

The Property competes with similar properties in the Ann Arbor, Michigan market. Potential homebuyers will have various options of other new and existing properties in the surrounding area, and there is no guarantee that the Company will be able to compete effectively in attracting homebuyers. Other properties and real estate investments may be more attractive than the Property. The Company has no ability to accurately predict the competitive market in the area of the Property and an increase in competition could have a materially adverse effect on the Company's prospects, business, operating results, and financial condition.

Dependence on a single income producing asset

The Project is expected to be, for the foreseeable future, the Company's only asset. As a result, the Company will not have diversified sources of revenue. The prospects of the Company depend upon the timing of the buildout for the Project and the sale of the lots comprising the Project. The typical risks relating to an investment in real estate will apply to the Project and its ability to meet debt service obligations and generate equity distributions. These include, but are not limited to:

- Changes in the general economic climate and market conditions of the United States and Ann Arbor, Michigan;
- A failure to sell the Project lots in a timely manner or the timeline anticipated;
- Limited availability of mortgage funds or fluctuations in interest rates which may effect the sale of the Project lots;
- Unanticipated increases in real estate taxes and other operating expenses;
- Competition from other similar housing properties;
- Environmental considerations;
- Zoning laws and other governmental rules and policies; and
- Uninsured losses including possible acts of terrorism or natural disasters.

Due to the lack of diversification, any one or more of the preceding factors could materially adversely affect the value of the Project. If the value of the Project were to decrease and the Company were to choose to sell the Project, liquidate and distribute its remaining assets after paying creditors senior to the Investors in the Class B Units, Investors might not recover the amount of their investment, if Investors were to receive any funds at all.

Investments in property requiring substantial construction carry significant risks

Because the Property requires substantial construction efforts, there are additional risks relating to the nature of such construction efforts. Construction risks include, but are not limited to, the timeliness of the project's completion, the integrity of appraisal values, and the length of the ultimate construction process. If construction work is not completed (due to contractor abandonment, unsatisfactory work performance, or various other factors) and all available financing has already been expended, then in the event of a default the Company may in some instances borrow significant additional funds to complete the construction work. Any such investment could potentially require that it be repaid by the Company prior to the Investors being paid back on their investment; in such event, the ability of the Investors to realize on their investment would be materially adversely affected. Default risk also exists where it takes the Developer longer than anticipated either to construct the Property. Investments involving properties with such development or significant rehabilitation business plans have an increased risk of failure.

SECURITIES RISKS

No market; Lack of liquidity

There currently is no public or other trading market for the Class B Units being offered or any other securities of the Company and there can be no assurance that any market may ever exist for the Class B Units being offered or any other securities of the Company. If a public market does develop, factors such as competitors' announcements about performance, failure to meet securities analysts' expectations, changes in laws, government regulatory action, and market conditions for the industry in which the Company operates in general could harm the price of the Company's publicly traded securities. The Company has no obligation to register the Class B Units being offered or any other securities under the Securities Act or any state securities laws. Investors should be prepared to hold their Class B Units for an indefinite period.

Restrictions on transferability

The Class B Units offered by the Company have not been registered under the Securities Act, nor any applicable state securities laws, in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (Section 227.100 et seq.). As a result, the Class B Units are subject to restrictions on transferability and resale and may not be transferred or resold by any Investor in the Class B Units during the one-year period beginning when the Class B Units were issued, unless the Class B Units are transferred (i) to the Company; (ii) to an Accredited Investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The term "member of the family of the Investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. In addition, there is no market for the Class B Units being offered and the Company does not expect that any market will be developed in the foreseeable future.

Investors may not receive a return of their investment amounts and there is no guarantee of return

Investors will be entitled to receive a return on their investment only through the Class B Units. The only source of funds for the repayment of the Investors' investment amounts and a return on such investment amounts is the Company's operations. The return to Investors and the future value of the investment will depend on a number of factors which cannot be predicted at this time and which may be beyond the control of the Company. These include the general, local, and industry-related economic conditions. In the event that the Company does not generate sufficient revenues from operations, the Investors may not receive any return at all and may lose a substantial portion (or possibly all) of their investment amounts. Neither the Company nor the Placement Agent makes any representations or warranties with respect to any return on an investment in the Company. There can be no assurance that an Investor will receive any return on an investment in the Company or realize any profits on such Investor's investment in the Company.

Future changes in federal tax legislation or regulations could adversely affect the Company

Under current Treasury Department regulations and based upon the terms of the Operating Agreement, the Company will be classified as a partnership for federal income tax purposes. Investors should recognize that the present federal income tax treatment of a Member in a limited liability company may be modified at any time by legislative changes in the federal income tax laws, administrative changes in regulations, administrative interpretations by the IRS or judicial action and that any such action could adversely affect an investment in the Company. If the Company is treated as an organization taxable as a corporation, the Company would be required to pay tax at corporate rates upon its profits and distributions to the Members would be taxable to them as dividends to the extent of the Company's current and accumulated earnings and profits; such distributions would not be deductible by the Company. Furthermore, if the IRS audits the Company, it may seek to allocate the profits and losses of the Company in a manner less favorable to the Members than that which is set forth in the Operating Agreement.

The Company may cause a member to incur tax liability without making any cash distributions to its members

Each Member is required to report on his, her or its federal income tax return such Member's allocable share (usually as determined by the Operating Agreement) of the income, gain, loss and deductions of the Company whether or not any actual cash distribution is made to such Member during such Member's taxable year. Prior to the disposition of the Class B Units, a Member will only be allowed to use such Member's share of the Company's losses, if any, to offset income from other passive activities or to carry over the losses (subject to any adjustments) to apply against passive income or gains in future years. To the extent the Company does not distribute cash in an amount sufficient to enable a Member to satisfy the tax obligation attributable to such Member's share of the Company's taxable income or capital gain for a given year, the Member will have to pay the tax attributable to such Member's share of such taxable income or capital gain using other sources of cash. In addition, a Member may experience a gain resulting from the disposition of such Member's Class B Units or from a disposition by the Company of some or all of its assets (whether by sale, exchange, forfeiture or foreclosure) even though no cash (or an amount of cash less than the amount of tax) is realized on the disposition. In such circumstances the affected Member may experience an out of pocket cost to the extent that the tax on such gain exceeds the cash, if any, realized.

Purchase price of the Class B Units may not reflect the value of the Class B Units

The offering price of the Class B Units has been established by the management of the Company and is not necessarily indicative of the value of the Class B Units or the Company's asset value, net worth, or other criteria of value. There can be no assurance that this price accurately reflects the current value of the Class B Units.

Long-term investment

An investment in the Company requires a long-term commitment with no certainty of return. It is anticipated the Property will be held for a significant period of time and may not be liquidated. Dispositions of such investments may require a lengthy time period. While it is the intention of the Company to follow its strategy in the Offering Materials, other factors such as overall economic conditions, the competitive environment and the availability of potential acquirers may shorten or lengthen the holding period of the Property.

Investor's ability to withdraw their capital contributions is limited

Members may not withdraw their capital contributions, except upon dissolution of the Company or as otherwise provided in the Company's Operating Agreement or as required by Michigan state law. Otherwise, Members will be entitled to receive a return of their capital contributions only through distributions in accordance with the Operating Agreement. The only sources of funds for the repayment of Members' capital contributions is from selling the lots in the Project and from selling the Project to another buyer. In the event that the Company does not generate sufficient cash flow from from selling the lots or from selling the Project to another buyer, the Members will not receive a return of their capital contributions.

Potential for dilution

The issuance or sale of additional Class B Units or other equity securities of the Company in connection with acquisitions or additional rounds of equity financing will have a dilutive effect on existing Members of the Company. As a result, the percentage ownership of a Member and/or such Member's economic interest in the Company may be reduced in the future. In addition, subsequent investors may demand and receive terms more favorable than the terms of the Class B Units in this Offering. Please see the Capitalization of the Company section for detail on additional proposed capital raises, which may have a diluted effect on the Class B Units being offered in this Offering.

Senior debt obligations of the Company

The Company plans to secure senior bank debt from either Chemical Bank or Bank of Ann Arbor in the amount of $7,010,675 (the "Senior Lender", and the "Senior Loan", respectively), which will impose certain conditions on the Company. Any Senior Loan documents will likely contain various representations, covenants (affirmative and negative) and other provisions. Such restrictions, while relatively common in today's small business financing market, increase the risks of an investment in the Company. If the Company fails to satisfy the covenants, the Senior Lender may declare the Senior Loan in default, in which case, Investors could lose their entire investment in the Company.

Additional corporate actions may have a negative impact on Investors

Approval of the Members is not required in order for the Company to issue additional units or enter into any other material transactions. In addition to the issuance of additional units, if the Company were to repurchase securities and there were fewer units outstanding, the Company may not have enough cash available for operating expenses to reach its goals. If the Company does not have enough cash to operate, it is anticipated that the market price of the Class B Units would decline. A sale of the Company or of the assets of the Company may result in an entire loss of your investment. The Company cannot predict the market value of the Company or of its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to Investors.

The terms of the Class B Units may be amended without the consent of the Investor

Any term of the Class B Units as defined in the Operating Agreement may be amended or waived with the written consent of the Company and Members holding at least fifty percent (50%) of the total ownership owned by all Members. Such an amendment would be effective to, and binding against all Investors in the Class B Units. As such, the Investor should be aware that it is possible for the Class B Units to be amended without their consent.

CONFLICTS OF INTEREST

Competition with affiliates

The Company is subject to various conflicts of interest arising out of its relationships with the Manager and their affiliates, including, without limitation, THRIVE Collaborative, the Sponsor for the Property. Because the Company was organized by and will be operated by the managers of both the Company and THRIVE Collaborative, these conflicts will not be resolved through arms-length negotiations but through the exercise of the managers' judgment consistent with their fiduciary responsibility to the Members and the Company's investment objectives and policies.

The managers and their affiliates are engaged and will continue to engage in other business activities, including but not limited to real estate brokerage, leasing, financing, development, management and ownership. The managers and their affiliates have formed and are members of, and expect to form and to manage or advise, additional real estate investment entities. Members will have no right to participate in future investment entities organized by the managers or their affiliates, although such participation is not specifically precluded. The managers or different partnerships or other entities affiliated with the managers may acquire other real estate projects, which may compete with the leasing, operation or sale of the Property. Such ownership may provide conflicts of interest both in leasing and in any sale of the properties by their owners.

The managers and their affiliates are and will be contingently liable for the financial obligations of such other investment entities, if the assets of such other investment entities are insufficient to meet such entities' financial obligations. If necessary, any net worth of the managers and their affiliates could be called upon to satisfy the financial obligations of the Company and such other investment entities, which could substantially exceed the net assets of the managers.

The managers and their affiliates may have conflicts in allocating time, services and functions of management and staff between and among the Company and any other investment entities in which they may be members and other business ventures in which they are involved. The managers and their affiliates believe that they are fully capable of discharging such responsibilities.

Provision of services by management and their affiliates

The managers and their affiliates, including the Sponsor, will be retained by the Company to render services for the Company, such as operational services and sales, which may result in conflicts between the Company and the entity retained to perform such services. The compensation to be received by the Manager and affiliates from the Company was not negotiated at arms-length. Set forth below is a description of the compensation and fees that may be received by the Manager and its affiliates from the Company or in connection with the acquisition, development, management and sale of the Project. Development Fee. The Sponsor shall be paid a "Development Fee" equal to 5% of the total development costs of the project. The Development Fee shall be paid as follows: 1) a $10,000 upfront deposit, 2) monthly payments equal to 5% of the amount of development costs incurred each month until the completion of the Project. Guaranty Fee. A 1.5% guaranty fee to be paid to the managers in the event the managers are required to execute a personal guaranty as a condition of the Senior Loan.

CAPITALIZATION AND PREVIOUS SECURITIES OFFERINGS

Capitalization of the Company

To this point, the managers of the Company have contributed approximately $70,000 to cover start-up costs, operating expenses and other costs. The Company has three classes of membership: Class A, Class B and Class C. All three classes of Membership Interests carry one vote per interest. Situations requiring a vote of the Members are covered in the Operating Agreement. The managers are currently the only Class A Members, as described below. In addition to the Class B Units issued in this Offering, it is expected that additional Class C Units will be issued to other investors in return for a capital contribution of up to $2,105,275. This issuance of Class C Units will have a dilutive effect on the ownership percentage of the Investors in this Offering. The allocation of distributions between the Class A and Class B and C Members is covered in Article VI of the Operating Agreement. Class B and Class C Members have equal rights and preferences under the Operating Agreement

Member	Units	% Voting Power
Joseph Jonna	160 Class A	12.5%
David Eifrid	160 Class A	12.5%
Matthew Grocoff	160 Class A	12.5%
Class C Investor	300 Class C	23.4375%
Class B Investors	500 Class B	39.0625%

Indebtedness of the Company

The Company does not carry any existing debt, however the Company plans to finance up to $6,769,130 of senior debt through the Senior Loan described in the Securities Risks herein.

Previous securities offerings of the Company

The Company has not previously raised outside capital through a securities offering, however the Company is planning to pursue an additional Class C Unit offering with a target close date of September 2020, raising up to $2,599,832.

DIRECTORS AND OFFICERS OF THE COMPANY

Principal/Director Name: Joey Jonna

- Dates of Service: July 2019-Present
    - Title: Manager
    - Responsibilities: Financing and Business Development
- Other Experience
    - Employer: Jonna Construction
        - Dates of Service: June 2019-Present
        - Employer's Principal Business: Commercial Builder
        - Title: Owner
        - Responsibilities: Chief Estimator, Accounting Oversight, Tech Implementation, Business Development
    - Employer: ServPro North Oakland
        - Dates of Service: December 2015-Present
        - Employer's Principal Business: Flood and fire remediation, reconstruction.
        - Title: Owner
        - Responsibilities: Business Development, Office Management, HR
    - Employer: Jonna Facility Services
        - Dates of Service: December 2008-Present
        - Employer's Principal Business: Facility maintenance
        - Title: Owner
        - Responsibilities: Accounting, Office Management, HR, Purchasing

Principal/Director Name: Matthew Grocoff

- Dates of Service: July 2019-Present
    - Title: Manager
    - Responsibilities: Strategic Vision & Sustainability Lead
- Other Experience
    - Employer: THRIVE Collaborative
        - Dates of Service: December 2011-Present

- Employer's Principal Business: Real Estate development
- Title: Founder
- Responsibilities: Principal. Focusing on Net Zero Energy and Living Building Challenge projects

Principal/Director Name: David Eifrid

- Dates of Service: July 2019-Present
  - Title: Manager
  - Responsibilities: Technical Building and Performance Lead
- Other Experience
  - Employer: Greenlife Building
    - Dates of Service: January 2005-Present
    - Employer's Principal Business: Sustainable construction specialists
    - Title: President
    - Responsibilities: day to day operations
  - Employer: Eifrid & Company
    - Dates of Service: January 1999-Present
    - Employer's Principal Business: Manufacturer's Representatives
    - Title: President
    - Responsibilities: day to day operations